Exhibit 99.2

ASX ANNOUNCEMENT

12 December 2013

Appointment of Independent Non-Executive Director

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to advise that Dr. Paul Kasian has today been appointed a Non-Executive Director of the Company.  An ASX Appendix 3X on behalf of Dr. Kasian is attached.

Dr. Kasian is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles.  Previously, Dr. Kasian has held senior leadership positions in a number of investment groups, including Chief Investment Officer at HSBC Asset Management; Head of HSBC Global Financial Team; Founding Director Accordius and Founding Director Wallara Asset Management.

Dr. Kasian has significant funds management experience in Australia leading investment in the healthcare and life sciences sector.  He was previously a Project Leader at ICI Australia providing advice on biotech projects and acquisitions.  He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne.

Genetic Technologies’ Chairman, Dr. Mal Brandon commented on the appointment saying, “Dr. Kasian brings to the Board a combination of expertise in strategic business leadership and biotech investment, giving him a deep understanding on key value drivers for companies in generating shareholder value, and we are extremely pleased to welcome him as a Director”.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040